Marizyme, Inc.

2950 E. Harmony Road, Suite 255

Fort Collins, CO 80528

December 11, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Ms. Tonya K. Aldave

Re:Marizyme, Inc.

Amendment No. 2 to Registration Statement on Form 10-12G Filed November 19, 2018

File No. 000-53223

Dear Ms. Aldave:

We hereby submit the responses of Marizyme, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 28, 2018, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Registration Statement on Form 10-12G (the “Registration Statement”) filed with the Commission on November 19, 2018.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses, page 36

1.Refer to your response to our prior comment 2 and your revised disclosures. Your response states that Operating Expenses are primarily administrative. The revised disclosure states that the increase in operating expenses was primarily the result of rising administrative expenses for professional services related to your required public company filings. However, the income statement includes a line item for operating expenses and a separate line item for administrative expenses. Therefore, revise your disclosure to explain both the change in the operating expenses line item as well as the change in the administrative expenses line item.

Response: The Company acknowledges that its Statements of Operations for the Years ended December 31, 2012 – 2017 presented in its Annual Report (the “Annual Report”) on Form 10-K originally filed with the Commission n June 21, 2018, included a line item for operating expenses and a separate line item for administrative expenses. The separation of these two expense categories in the Annual Report reflected the historical fact that in the five-year look back, while the Company was operating under its former business plan, there was more of a substantive difference and reason to differentiate between operating expenses and administrative expenses.  This disclosure changed to a one line item presentation under the title “Operating Expenses” in the income statement in the Company’s two-year financial statements presented in the Registration Statement as a reflection of the reduction in the Company’s operating expenses as it wound down its legacy business amd prepared to enter into its new line of busness.  The Statement of Operations in the Registration Statement for the two years ended  Dcember 31, 2018 does not include a separate line item for administrative expenses.  In response to the Staff’s prior comment regarding this item, however, we revised the MD&A disclosure in the Registration Statement, as requested, to describe the nature of the operating expenses which, during the discussed periods, consisted primarily of administrative expenses.  We believe that this disclosure as presented in the Registration Statement includes all of the material facts necessary to make the disclosure not misleading and we respectfully submit that based on the sufficiency of the information presented, the limited nature and extent of the Company’s then current business as disclosed in the Registration Statement, the added expense of preparing and filing with the Commission an additional amendment to the Registration Statement and, in the Company’s belief, the de minimis nature of the value at this time of the addition of a separate line item for administrative expenses in the income statement, that the Company should not be required to further amend the Registration Statement.

U.S. Securities and Exchange Commission

December 11, 2018

The Company notes that in the Statements of Operations for the Quarters Ended June 30, 2018, as presented in the Registration Statement, and September 30, 2018 and 2017, as presented in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2018, it has presented separate line items for operating expenses and administrative expenses. The Company undertakes to continue this separate line item disclosure format going forward for so long as it is appropriate to the Company’s business at the time of disclosure.

Note 8. Assets and Liabilities Held for Sale, page F-12

2.With regard to prior comment 6, provide us your computation of the net book equity per share at June 30, 2018 and show how that amount supports the carrying value of your investment in GBS Software AG.

Response:  As disclosed in Note 2 to the quarterly financial statements presented in the Regisgtration Statement, the GBS Software AG shares (referenced therein as GROUP shares) were valued at $2,610,440 at March 31, 2018.  That value at March 31, 2018 represented 2,945,691 shares valued at $0.886189 per share. On June 1, 2018 we moved those GBS Software AG shares into our wholly owned subsidiary X-Assets along with other related liabilities held for sale.  As a result of the combined value of the original GBS Software AG assets and the cash value of the liabilities held for sale, the resulting value of the X-Assets Subsidiary was determined to be $2,013,482 at June 30, 2018.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Statements of Operations, page 5

3.Please tell us why the statements of operations and the statements of cash flows do not reflect discontinued operations for the spun-off assets. Refer to ASC 505-60-45-1 and ASC 205-20-50-5B(c).

Response: This sale does not constitue the sale of a discontinued operation.  As the investment in X-Assets involved the passive investment in the equity of a company, we do not believe that our spin-off of the X-Assets should be regarded as a sale of discontinued operations.  We have based this conclusion on our analysis of the following ASC standards.

(1)ASC 505-60-45-1

•505-60-15-1 specifies that the scope of this subtopic must involve the distribution of nonmonetary assets that constitute a business to owners of an entity.

•505-60-15-3  Clarifies that if the distributions of nonmonetary assets does not constitute a business, then the guidance under this code does not apply.

•A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

(2)ASC 205-20-50-5B(c)

•205-20-15-2 specifies that the guidance under this subtopic must involve the component of an entity or a business or non-profit activity.

•A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

U.S. Securities and Exchange Commission

December 11, 2018

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters relating to our Registration Statement, please contact the undersigned at (925) 400-3123 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100, or Paul Levites, Esq. at (202) 869-0888, ext. 103.

Sincerely,

Marizyme, Inc.

By: /s/ Michael K. Handley

     Michael K. Handley

     Chief Executive Officer

cc:Louis A. Bevilacqua, Esq.